SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                    May                              2006
                         -----------------------------------        -----------
Commission File Number              000-51034
                         -----------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                       Form 40-F        X
                    ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

Documents
---------

1.            Air Canada's Non-Consolidated Financial Statements -
              December 31, 2005.

                                                                      Document 1

                      Air Canada

                      Non-Consolidated Financial Statements

                      December 31, 2005

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]

--------------------------------------------------------------------------------

                                               PricewaterhouseCoopers LLP
                                               1250 Rene-Levesque Boulevard West
                                               Suite 2800
                                               Montreal, Quebec
                                               Canada H3B 2G4
                                               Telephone +1 514 205 5362
                                               Facsimile +1 514 205 5363


February 9, 2006

Auditors' Report

To the Directors of Air Canada

We have audited the statement of financial position of Air Canada as at December 31, 2005 and the statements of operations and, retained earnings and cash flow for the year then ended. These financial statements have been prepared on a non consolidated basis both for Canadian income tax purposes and for filing, pursuant to regulatory requirements, with certain regulatory bodies in foreign jurisdictions where Air Canada is registered as a foreign company authorized to carry on business. The financial statements are the responsibility of Air Canada's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Air Canada as at December 31, 2005 and the results of its operations and its cash flow for the year then ended in accordance with the basis of accounting described in note 2 to the financial statements.

These financial statements, which have not been, and were not intended to be, prepared in accordance with Canadian generally accepted accounting principles, are solely for the information and use of the directors of Air Canada, the Canadian federal and provincial income tax authorities, for income tax purposes, and those regulatory bodies with whom these financial statements are required to be filed. The financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purpose.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Air Canada

Non-consolidated Statement of Operations and Retained Earnings
-----------------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
                                                                                                          Predecessor Company
                                                                   Successor Company (note 2)                  (note 2)
                                                             ----------------------------------------- ----------------------------
                                                                 Year Ended         Period Ended          Nine Months Ended
                                                              December 31, 2005   December 31, 2004       September 30, 2004
                                                             ----------------------------------------- ----------------------------
Operating revenues
   Passenger                                                      $        8,197       $        1,470          $       4,854
   Cargo                                                                     598                  130                    392
   Other                                                                     415                   97                    600
                                                             ----------------------------------------- ----------------------------
                                                                           9,210                1,697                  5,846
                                                             ----------------------------------------- ----------------------------
Operating expenses
   Salaries, wages and benefits                                            1,323                  311                  1,691
   Aircraft fuel                                                           2,197                  399                  1,053
   Aircraft rent                                                             458                  103                    500
   Airport and navigation fees                                               924                  174                    516
   Aircraft maintenance, materials and supplies                              702                  158                    202
   Communications and information technology                                 301                   62                    210
   Food, beverages and supplies                                              326                   74                    256
   Depreciation, amortization and obsolescence                               299                   62                    256
   Commissions                                                               214                   48                    189
   Other                                                                   2,280                  362                    975
                                                             ----------------------------------------- ----------------------------
                                                                           9,024                1,753                  5,848
                                                             ----------------------------------------- ----------------------------

Operating income (loss) before reorganization
   and restructuring items                                                   186                  (56)                    (2)
   Reorganization and restructuring items
   (note 19)                                                                   -                    -                   (762)

Non-operating income (expense)
   Interest income                                                            52                   10                     18
   Interest expense                                                         (166)                 (43)                  (163)
   Interest capitalized                                                       14                    2                      -
   Loss on sale of and provisions on assets                                  (30)                   -                    (56)
   Other                                                                     186                   39                    (13)
                                                             ----------------------------------------- ----------------------------
                                                                              56                    8                   (214)
                                                             ----------------------------------------- ----------------------------

Income (loss) before the following items                                     242                  (48)                  (978)

Foreign exchange gain                                                         21                   78                    103

Provision for income taxes (note 8)                                          (97)                 (13)                    (7)
                                                             ----------------------------------------- ----------------------------

Income (loss) for the period                                       $         166        $          17          $        (882)
                                                             ========================================= ============================

Plan of arrangement and fresh start reporting (note 18)                        -                    -                  6,029

Retained earnings (deficit), beginning of period                              17                    -                 (5,147)

Retained earnings, end of period                                   $         183        $          17          $           -
                                                             ========================================= ============================


The accompanying notes are an integral part of the consolidated financial statements.


Air Canada

Non-consolidated Statement of Financial Position
-------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
                                                                                       December 31         December 31
                                                                                           2005                2004
                                                                                 ----------------------------------------
ASSETS

Current
   Cash and cash equivalents                                                            $         446       $        673
   Short-term investments (note 2 q)                                                              205                 52
                                                                                 ----------------------------------------
                                                                                                  651                725
   Accounts receivable                                                                            607                903
   Spare parts, materials and supplies                                                            146                 93
   Prepaid expenses and other current assets                                                       77                114
                                                                                 ----------------------------------------
                                                                                                1,481              1,835

Property and equipment (note 3)                                                                 3,783              3,302

Deferred charges (note 4)                                                                         146                158

Intangible assets (note 5)                                                                      1,700              1,764

Investments and other assets (note 6)                                                           1,323                681
                                                                                 ----------------------------------------
                                                                                       $        8,433      $       7,740
                                                                                 ========================================

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                            $        1,315      $       1,472
   Advance ticket sales                                                                           803                624
   Aeroplan deferred revenues                                                                     169                315
   Current portion of long-term debt and capital lease obligations (note 7)                       181                212
                                                                                 ----------------------------------------
                                                                                                2,468              2,623

  Long-term debt and capital lease obligations (note 7)                                         1,834              1,721

  Future income taxes (note 8)                                                                    215                243

  Pension and other benefit liabilities (note 9)                                                2,147              2,336

  Other long-term liabilities (note 10)                                                           571              1,163
                                                                                 ----------------------------------------
                                                                                                7,235              8,086
                                                                                 ----------------------------------------
Commitments (note 13) Contingencies and Guarantees (note 15)

SHAREHOLDER'S EQUITY

Share capital and other equity (note 12)                                                         (348)              (363)

Contributed Surplus (note 12)                                                                   1,363                  -

Retained earnings                                                                                 183                 17
                                                                                 ----------------------------------------
                                                                                                1,198              (346)
                                                                                 ----------------------------------------

                                                                                       $        8,433      $       7,740
                                                                                 ========================================

The accompanying notes are an integral part of the consolidated financial statements.


Air Canada

Non-consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
                                                                                                          Predecessor Company
                                                                   Successor Company (note 2)                  (note 2)
                                                             ----------------------------------------- ----------------------------

                                                                 Year Ended         Period Ended          Nine Months Ended
                                                              December 31, 2005   December 31, 2004       September 30, 2004
                                                             ----------------------------------------- ----------------------------
Operating
   Income (loss) for the period                                    $         166        $          17          $        (882)

   Adjustments to reconcile to net cash provided by operations
         Reorganization and restructuring items (note 19)                      -                    -                    677
         Depreciation, amortization and obsolescence                         299                   62                    256
         Loss on sale of and provisions on assets                             30                    -                     56
         Foreign exchange                                                    (53)                 (95)                  (103)
         Future income taxes                                                  88                   11                      -
         Loss (income) of non-consolidated subsidiaries                      (73)                 (43)                     6
         Employee future benefit funding (more than) less
           than expense                                                      (74)                 (52)                   127
         Net change in working capital                                       (64)                 (74)                   283
         Aircraft lease payments (in excess of) less than
           rent expense                                                      (49)                 (14)                   (31)
         Other                                                               (55)                  43                    (86)
                                                             ----------------------------------------- ----------------------------
   Cash flows from (used for) operating activities before
     under noted items                                                       215                 (145)                   303
   Settlement of lease obligations (note 17)                                   -                 (290)                     -
   Rebate on lease settlement                                                  -                   33                      -
                                                             ----------------------------------------- ----------------------------
                                                                             215                 (402)                   303
                                                             ----------------------------------------- ----------------------------
Financing
   Sale of Aeroplan to ACE                                                 1,050                    -                      -
   GE DIP financing                                                            -                  227                    300
   Aircraft related borrowings                                               404                    -                    233
   Credit facility borrowings                                                  -                    -                     80
   Reduction of long-term debt and capital lease obligations                (267)                 (67)                  (357)
   Issue of share capital to Parent                                            -                  375                      -
   Other                                                                      (5)                   -                      -
                                                             ----------------------------------------- ----------------------------
                                                                           1,182                  535                    256
                                                             ----------------------------------------- ----------------------------
Investing
   Short-term investments                                                   (153)                 (52)                   186
   Additions to capital assets                                              (832)                (121)                  (309)
   Proceeds from sale of assets                                               37                    -                      1
   Cash collaterization of letters of credit                                 (35)                 (21)                     -
   Investments and advances (note 16)                                       (641)                (218)                     -
                                                             ----------------------------------------- ----------------------------
                                                                          (1,624)                (412)                  (122)
                                                             ----------------------------------------- ----------------------------

Increase in cash and cash equivalents                                       (227)                (279)                   437

Cash and cash equivalents, beginning of period                               673                    -                    515

Cash and cash equivalents transferred to the Successor
  Company                                                                      -                  952                   (952)
                                                             ----------------------------------------- ----------------------------

Cash and cash equivalents, end of period                           $         446        $         673          $           -
                                                             ========================================= ============================

Cash and cash equivalents exclude short-term investments of $205 as at December 31, 2005 ($52 as at December 31, 2004)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------
(currencies in millions - Canadian dollars)

1.       Nature of Operations

Air Canada is Canada's largest domestic and international full service airline, providing scheduled and charter air transportation for passengers and cargo.

In accordance with the implementation of the consolidated plan of reorganization, compromise and arrangement (the "Plan") involving Air Canada, as the predecessor company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE Aviation Holdings Inc. ("ACE") became the successor and parent holding company of the reorganized Air Canada and certain of Air Canada's subsidiaries. ACE was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and certain of Air Canada's subsidiaries. Reference to the "Successor Company" or "Corporation" in these non-consolidated financial statements refers to Air Canada after the implementation of the Plan.

In summary, and as further described in note 6, the re-organization under the Plan resulted in the following:
    o Aeroplan Limited Partnership ("Aeroplan"), Destina.ca Inc., Touram Inc ("Air Canada Vacations") and Jazz Air Inc. ("Jazz"), which were previously subsidiaries of Air Canada, became subsidiaries of ACE.
    o Air Canada Technical Services ("ACTS"), Air Canada Cargo and Air Canada Groundhandling, which were previously operated as divisions within Air Canada, were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership and AC Online Limited Partnership was established under ACE.
    o Air Canada's subsidiaries include Air Canada Capital Ltd., Simco Leasing Inc. and a number of non-operating entities.

As a result of the re-organization under the Plan and the disposals as described above, the non-consolidated financial statements of the Successor Company are not directly comparable to those of the Predecessor Company. The components of Air Canada that have been disposed of through the re-organization have not been reported as discontinued operations as Air Canada will have significant continuing involvement with the operations of these related parties through commercial agreements.

2.       Basis of Presentation and Summary of Significant Accounting Policies

The non-consolidated financial statements of the Successor and Predecessor Companies are expressed in Canadian dollars. These non-consolidated financial statements have been prepared in accordance with the significant accounting policies set out below. These non-consolidated financial statements differ materially from Canadian generally accepted accounting principles because they are non-consolidated. These non-consolidated financial statements are prepared for Canadian income tax purposes and for filing, pursuant to regulatory requirements, with certain regulatory bodies in foreign jurisdictions where Air Canada is registered as a foreign company authorized to carry on business. As such, these non-consolidated financial statements may not be appropriate for any other purpose.

Investments in subsidiaries accounted for on an equity basis by the Successor Company include Air Canada Capital Ltd., Simco Leasing Inc. and a number of non-operating entities. In addition to the aforementioned entities, subsidiaries accounted for on an equity basis by the Predecessor Company also include Aeroplan, Jazz, Destina and Air Canada Vacations. Refer to note 6 for a description of preferred shares and preferred units received by Air Canada in exchange for transferring common shares and common units to ACE under the Plan.

The accounting policies of the Successor Company are consistent with those of the Predecessor Company on a non-consolidated basis, with the exception of the fair value adjustments applied under fresh start reporting and certain accounting policies as outlined below.

a)  Basis of Presentation

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), Air Canada adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these non-consolidated financial statements and notes thereto refer to Air Canada prior to September 30, 2004. References to "Successor Company" refer to Air Canada on and after September 30, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company are not directly comparable. See note 18 for information related to fresh start reporting.

The non-consolidated balance sheet as of December 31, 2005 and December 31, 2004 represents the accounts of the Successor Company. The non-consolidated statement of operations for the year ended December 31, 2005 and the three months ended December 31, 2004 reflects the operations of the Successor Company; the nine months ended September 30, 2004 reflects the results of operations of the Predecessor Company. The non-consolidated statement of cash flow for the year ended December 31, 2005 and the three months ended December 31, 2004 reflects the cash flows of the Successor Company. The nine months ended September 30, 2004 reflects the cash flows of the Predecessor Company.

For the nine months ended September 30, 2004, while Air Canada operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items.

For the nine months ended September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. Cash flows related to reorganization items have been disclosed separately in the non-consolidated statement of cash flows.


b)  Basis of Valuation

With the application of fresh start reporting on September 30, 2004 by the Corporation, all assets and liabilities, except for future income taxes, were reported at fair values as further described in note 18. Goodwill is not recorded under GAAP applicable to fresh start reporting. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

c)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

d)  Air Transportation Revenues

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. Air Canada has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

Air Canada performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however these differences have historically not been material.

Under the Plan, the domestic and transborder cargo operations of Air Canada were transferred to AC Cargo Limited Partnership (operating as Air Canada Cargo), a subsidiary of ACE. Air Canada Cargo is commercially responsible for cargo operations with an origin and destination within North America whereas Air Canada retains commercial responsibility for International cargo operations.

As described further under Aeroplan Loyalty Program, beginning September 30, 2004 revenues from the issue of loyalty program mileage credits ("Miles") to customers, including Miles sold to loyalty program partners are recorded as passenger revenues at the time the Miles are redeemed for air travel. Based upon the terms in the asset purchase agreement between Air Canada and Aeroplan, Air Canada maintains the liability with respect to substantially all Aeroplan Miles issued prior to January 1, 2002. Aeroplan assumes substantially all risks and rewards for the management of Aeroplan Miles issued on or after January 1, 2002.

e)  Capacity Purchase Agreements

Air Canada has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Under these agreements, Air Canada is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the earned revenues in passenger revenue. For the year ended December 31, 2005, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $70 in the Corporation. During the three months ended December 31, 2004, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $16 in the Corporation and $46 in the Predecessor Company for the nine months ended September 30, 2004. Operating expenses are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

Under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004, Jazz is responsible for regional operations and provides service throughout Canada and to certain destinations in the United States. Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations and Jazz focuses on flight operations and customer service. Under this agreement, Air Canada records expenses from Jazz based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement.

f)  Aeroplan Loyalty Program

As a result of the application of fresh start reporting, the outstanding Miles were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services.

Based upon the terms in the asset purchase agreement between Air Canada and Aeroplan, Air Canada maintains the liability with respect to substantially all Miles issued prior to January 1, 2002. Aeroplan assumes substantially all risks and rewards for the management of Miles issued on or after January 1, 2002. Revenues from the redemption of the outstanding Miles liability are recognized at the time the Miles are redeemed.

Air Canada purchases Miles from Aeroplan in order to provide those Miles to its customers. Air Canada expenses the cost of Miles purchased from Aeroplan. The Predecessor Company recorded the expense in other operating expenses. On a prospective basis from the date of fresh start reporting, the Successor Company records the cost of purchasing Aeroplan Miles net against Passenger revenues.

Aeroplan purchases reward travel seats from Air Canada to provide travel rewards to Aeroplan members. The Predecessor Company recorded these revenues in Other revenues. On a prospective basis from the date of fresh start reporting, the Successor Company records these revenues in Passenger revenues.

The current portion of Aeroplan loyalty program deferred revenues of $169 ($315 at December 31, 2004) is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

g)  Non-Transportation Revenues

Non-transportation revenue includes certain loyalty program revenues, as described in note 2f, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004. Under the Plan, Air Canada Technical Services was established as a separate stand-alone business unit. Effective from the date of emergence from the Plan, revenues from technical services maintenance are no longer recorded in Air Canada, with the exception of the line of service referred to as Line Maintenance which remains in Air Canada.

Other airline related service revenues are recognized as services are provided.

h)  Employee Future Benefits

The significant policies related to employee future benefits are as follows:

o The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.
o A market-related value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight line basis over 4 years.
o Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date.
o Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

i)  Stock-Based Compensation Plans

Certain Air Canada employees participate in the stock option plan of ACE, as described in note 11. The fair value of stock options granted is recognized as a deferred charge and a credit to contributed surplus. The deferred charge is amortized to salary and wage expense on a straight line basis over the applicable vesting period. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date.

ACE maintains an employee share purchase plan for shares of ACE under which Air Canada employee contributions are matched by a plan specific percentage by Air Canada.

j)  Employee Profit Sharing Plan

Air Canada has implemented an employee profit sharing plan which is calculated annually on full calendar year results and recorded throughout the year as a charge to salary and wage expense based on the estimated annual payment under the plan.

k)  Maintenance and Repairs

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

l)  Other Operating Expenses

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees and other expenses. Expenses are recognized as incurred.

m)  Financial Instruments and Hedging Activities

Under Air Canada's risk management policy, derivative financial instruments are used only for risk management purposes, not for generating trading profits. When the Corporation utilizes derivatives in hedge accounting relationships, the Corporation identifies, designates and documents those transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. To the extent that a derivative financial instrument does not qualify for hedge accounting or for those that are not designated as hedges, the fair value of the derivative financial instrument is recorded on the consolidated statement of financial position and changes in its fair value are recorded in income in the period when the change occurs.

Changes in the fair value of foreign currency forward contracts and option agreements, used for foreign exchange risk management but not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included on the consolidated statement of financial position at fair value in Other assets and Other long-term liabilities.

Changes in the fair value of currency swap agreements, used for foreign exchange risk management and not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included on the consolidated statement of financial position at fair value in Other assets and Other long-term liabilities.

The Corporation from time to time enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. Changes in the fair value of these swap agreements, which are not designated as hedges for accounting purposes, are recognized in income in Other non-operating income and are recorded on the statement of financial position in Other assets and Other long-term liabilities.

Derivatives under the fuel-hedging program are designated as hedges for accounting purposes and hedge accounting is being applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Premiums paid for option contracts and the excluded time value of the options is deferred as a cost of the hedge on the balance sheet in Other assets and recognized in the income statement at the same time as the hedged jet fuel is consumed. Similarly, the value of the derivatives previously measured at fair value where the Corporation did not apply hedge accounting is also treated as a cost of the hedge and accounted for in the same way. The intrinsic value of the options and any new derivatives contracts fair values excluding time value are treated as an off-balance sheet item. Prior to these derivative instruments being designated as hedges for accounting purposes, gains or losses were recorded in other non-operating expense.

Air Canada will discontinue hedge accounting when the hedge item matures, expires, is sold, terminated, cancelled or exercised, Air Canada terminates its designation of the hedging relationship, the hedging relationship ceases to be effective, or the anticipated transaction is no longer probable.

When a hedging item ceases to exist and is not replaced, any gain, losses, revenue or expenses associated with the hedging item that have been deferred previously as a result of applying hedge accounting are carried forward to be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

When a hedged item ceases to exist or an anticipated transaction is no longer probable, any gains, losses, revenues or expenses associated with the hedging item that had been deferred previously as a result of hedge accounting are realized in the current period's statement of operations.

n)  Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the non-consolidated statement of financial position. Net gains of $21 are included in income in Air Canada for the year ended December 31, 2005. Net gains of $78 are included in income in Air Canada for the period ended December 31, 2004. Gains of $187 are included in income in the

Predecessor Company for the nine months ended September 30, 2004, of which $84 is included in Reorganization and restructuring items. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

o)  Income Taxes

Air Canada utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that existed at fresh start, and for which a valuation allowance is recorded, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

p)  Cash and Cash Equivalents

Cash includes investments with original maturities of three months or less of $483 (2004 $602). Investments, comprised of bankers acceptances, bankers discount notes, and commercial paper may be liquidated promptly and have maturities of less than three months or less at the date of purchase. The weighted average interest rate on investments as at December 31, 2005 is 3.27% (2004 2.6%).

q)  Short-term Investments

Short-term investments, comprised of bankers acceptances, bankers discount notes and T-bills, have original maturities over three months, but not more than one year. The weighted average interest rate on short-term investments as at December 31, 2005 is 3.1% (2004 2.6%)

r)  Spare Parts, Materials and Supplies

Spare parts, materials and supplies are valued at the lower of average cost and net realizable value. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value.

s)  Property and Equipment

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On September 30, 2004, the estimated useful lives of certain assets were adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases are depreciated to estimated residual values over the life of the lease. Aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 50 years on a straight line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground equipment is depreciated over 3 to 25 years (5 to 25 years in the Predecessor Company). Computer equipment is depreciated over 3 years (5 years in the Predecessor Company).

t)  Interest Capitalized

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates the assets are available for service.

u)  Deferred Financing Costs

Deferred financing costs are amortized on an effective interest basis over the term of the related obligation.

v)  Intangible Assets

As a result of the application of fresh start reporting, intangible assets were recorded at their estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

                                                           Estimated Useful Life
                                                           ---------------------
International route rights and slots                       Indefinite
Air Canada trade name                                      Indefinite
Other marketing based trade names                          Indefinite
Star Alliance membership                                   25 years
Other contract and customer based intangible assets        10 to 15 years
Technology based intangible assets                         1 to 25 years

w)  Impairment of Long-Lived Assets

Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Indefinite lived assets are also subject to annual impairment tests under GAAP. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

x)  Aircraft Lease Payments in Excess of or Less Than Rent Expense

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement. On fresh start accounting, an intangible asset related to leases, included in deferred charges, was recognized based on the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GE as described in Note 17.

When there is an expected deficiency under a residual value guarantee in an aircraft operating lease, Air Canada accrues the deficiency over the remaining lease term. Any accruals for residual value guarantees are included in other long-term liabilities.

y)  Asset Retirement Obligations

Air Canada records an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

z)  Related Party Transactions

Related party transactions not in the normal course of operations are measured at the carrying amount. Related party transactions in the normal course of operations are measured at the exchange amount.

aa) Comparative Figures

Certain prior period's information was reclassified to conform with the current year's presentation.

bb) Future Accounting Standard Changes

The following is an overview of accounting standard changes that Air Canada will be required to adopt in future years:

Financial Instruments and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses - other comprehensive income - has been introduced. This provides an ability for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for Air Canada beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements, however, the standards have detailed transition provisions. As Air Canada has financial instruments, implementation planning will be necessary to review the new standards to determine the consequences for the Corporation. Accordingly, Air Canada has not yet evaluated all of the consequences of the new standards; however, the adoption of the standards may have a material impact on the Corporation's balance sheet.

3.       Property and Equipment

                                                            2005           2004
Cost
    Flight equipment                                  $    1,427      $     903
    Capital leases (a)                                     1,758          1,758
    Buildings and leasehold improvements                     499            495
    Ground equipment and other                                48             74
    Computer equipment                                         1              -
                                                    ----------------------------
                                                           3,733          3,230
                                                    ----------------------------

Accumulated depreciation and amortization
    Flight equipment                                          79             13
    Capital leases (a)                                       142             22
    Buildings and leasehold improvements                      43              9
    Ground equipment and other                                 5              1
    Computer equipment                                         -              -
                                                    ----------------------------
                                                             269             45
                                                    ----------------------------

                                                           3,464          3,185

Purchase deposits (b)                                        319            117
                                                    ----------------------------

Property and equipment at net book value              $    3,783     $    3,302
                                                    ============================


a) Included in capital leases are 35 aircraft (2004 - 35) with a cost of $1,684 (2004 - $1,684) less accumulated depreciation of $130 (2004 - $20)
    for a net book value of $1,554 (2004 - $1,664), computer equipment with a cost of $28 (2004 - $28) less accumulated depreciation of $9 (2004 - $2) for a net book value of $19 (2004 - $26) and facilities with a cost of $46 (2004 - $46) less accumulated depreciation of $3 (2004 - nil) for a net book value of $43 (2004 - $46).

b) Includes $189 for Boeing B777/787 aircraft, $65 for Embraer aircraft and $65 for equipment purchases and internal projects.

Interest capitalized for the year ended December 31, 2005 amounted to $14 using the Corporation's weighted average cost of capital. Interest capitalized for the period ended December 31, 2004 amounted to $2. No interest was capitalized during the nine months ended September 30, 2004 by the Predecessor Company.

During the year ended December 31, 2005, the Corporation recorded depreciation expense of $241. During the period ended December 31, 2004, the Corporation recorded depreciation expense of $52 and during the nine months ended September 30, 2004, the Predecessor Company recorded depreciation expense of $215.

During the year ended December 31, 2005, the Corporation recorded provisions of $17, including $13 for spare parts. During the nine months ended September 30, 2004, the Predecessor Company recorded provisions of $56 relating mainly to non-operating aircraft, including $18 for spare parts. The provisions reflect the excess of the carrying value over fair value.

As at December 31, 2005, flight equipment included 29 aircraft (2004 -30) which are retired from active service with a net book value of $7 (2004- $6) which approximates fair value.

4.       Deferred Charges

                                                             2005          2004

Aircraft lease payments in excess of rent expense (a)    $    121      $    141

Financing costs                                                16             8

Other                                                           9             9

                                                       -------------------------
                                                         $    146      $    158
                                                       =========================



a) The deferred charge related to aircraft lease payments in excess of rent expense includes the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC as further described in note 17, less the net amortization recorded. This deferred charge is amortized to Aircraft rent over the term of the lease agreements.

5.       Intangible Assets

                                                             2005          2004
Indefinite life assets
    International route rights and slots                 $    653      $    688
    Air Canada trade name                                     595           628
                                                    ----------------------------
                                                            1,248         1,316
                                                    ----------------------------

Finite life assets
    Star Alliance membership                                  239           246
    Other contract and customer based                         173           181
    Technology based                                           99            31
                                                    ----------------------------
                                                              511           458
Accumulated amortization
    Star Alliance membership                                  (12)           (1)
    Other contract and customer based                         (30)           (6)
    Technology based                                          (17)           (3)
                                                    ----------------------------
                                                              452           448
                                                    ----------------------------

                                                        $   1,700     $   1,764
                                                    ============================

As a result of recognizing the benefit during the three months ended December 31, 2005 of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, intangible assets were reduced on a pro-rata basis by $110 ($11 for the period ended December 31, 2004).

For the year ended December 31, 2005, the Corporation recorded amortization expense of $57. During the period ended December 31, 2004, the Corporation recorded amortization expense of $10 and during the nine months ended September 30, 2004, the Predecessor Company recorded amortization expense of $39.

6.       Investments and Other Assets

                                                                                      2005             2004

Aircraft related deposits and derivatives                                          $    30         $     21

Collateral under letters of credit and other deposits                                  127               54

Investments in preferred shares and preferred units of related parties (a)             876              202

Advances to subsidiary and related companies                                           287              367

Directors' and Officers' Trust (b)                                                       -               32


Other                                                                                    3                5

                                                                             -------------------------------
                                                                                 $   1,323         $    681
                                                                             ===============================

a) As described in note 1, under the Plan, certain subsidiaries and divisions of Air Canada became subsidiaries of ACE. Air Canada received certain preferred shares and preferred units in exchange for transferring common shares and common units to ACE. These related party transactions were accounted for at the exchange amount. As a result, the opening carrying amount of the preferred shares and preferred units were equal to Air Canada's ending equity investment in the applicable subsidiaries, after applying fresh start reporting. In accordance with CICA 1625, Air Canada's investments in subsidiaries were fair valued, however any underlying goodwill related to the subsidiaries was not recorded.

In accordance with the terms of the preferred shares and preferred units, Air Canada receives an income distribution up to an agreed upon value before any distribution is made to the holders of the common shares and common units. Air Canada records this income allocation in other non-operating income. For the year ended December 31, 2005, income of $183 was recorded. For the three months ended December 31, 2004, income of $61 was recorded.

Investments in subsidiaries at December 31, 2005 include 1209265 Alberta Limited, a wholly owned subsidiary of Air Canada. This investment is accounted for on an equity basis by Air Canada in these non-consolidated financial statements. Assets held in 1209265 Alberta Limited are $630 in short-term investments.

b) The Directors' and Officers' Trust represented restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances. The Trust was terminated during the year and the Corporation has repatriated these funds.

7.       Long-Term Debt and Capital Lease Obligations

                                                      Final        Stated Interest Rate
                                                    Maturity         at December 31,
                                                                        2005 (%)                      2005              2004

Embraer Aircraft Financing (a)                     2017 - 2020          7.71-7.85                $     393         $       -

Conditional sales agreements and other (b)            2019                7.26                         198               214

Lufthansa Cooperation Agreement (c)                   2009                6.495                         59                76

Revolving Credit Facility (d)                         2007                  -                            -                 -

GE Limited Recourse Loan (e)                          2014                  -                            -                30

Amex Financing (f)                                    2006                  -                            -                43

                                                                                         -----------------------------------

                                                                                                       650               363

Capital lease obligations (g)                                                                        1,365             1,570
                                                                                         -----------------------------------

                                                                                                     2,015             1,933

Current portion                                                                                       (181)             (212)
                                                                                         -----------------------------------

Long-term debt and capital lease obligations                                                     $   1,834         $   1,721
                                                                                         ===================================

Principal repayment requirements as at December 31, 2005 on long-term debt and capital lease obligations are as follows:

                                               2006         2007         2008          2009         2010
                                      -------------------------------------------------------------------
Long-term debt                               $   40       $   43       $   42        $   44       $   32

Capital lease principal obligations             141          174          172            84           82
                                      -------------------------------------------------------------------

Total                                        $  181       $  217       $  214        $  128       $  114
                                      ===================================================================

a) Air Canada completed loan agreements with third parties in 2005 for Embraer aircraft totalling US$337. The loans, secured by the Embraer aircraft, are to be repaid in quarterly installments and mature between 2017 and 2020. The majority of the borrowings bear interest at a fixed interest rate and the remainder bears interest at a floating interest rate equal to the three month US LIBOR plus 3.25%.

b) Includes mainly purchases of two A340-500 aircraft financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (7.26% as at December 31, 2005).

c) US$50 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

d) On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility ("the Credit Facility") in an aggregate amount of up to $300 or the US dollar equivalent. The Credit Facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 provided for cash management and working capital purposes. Until April 2006, the margin under the credit facility is LIBOR plus 3% or prime plus 2%. After that date, the margin fluctuates based on Air Canada's EBITDAR coverage ratio with rates ranging from LIBOR plus 2.5% to 3.5% or prime plus 1.5% to 2.5%. The amount available to be drawn by Air Canada under the Credit Facility is limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at December 31, 2005, no amount was drawn under this facility. The Credit Facility is secured principally by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

e) US$25 borrowing, which was secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and was accrued in arrears at the end of each LIBOR period. Air Canada completed a sales agreement for the aircraft with a third party in January 2005. Consistent with the terms of the loan agreement, the proceeds were used to repay this borrowing. No gain or loss was recorded on this sale.

f) The Amex Financing required monthly principal and interest payments over the term of the Canadian dollar loan which extended to January 5, 2006 and was extendable in six month intervals by mutual consent. Under the terms of the agreement, cash principal payments under the facility were made as loyalty points were purchased and as amounts were due to Air Canada or Aeroplan under various Amex agreements. The facility was subject to interest at the Bank of Montreal's prime lending rate and was secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement. This financing was repaid during the third quarter of 2005.

g) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,365 ($87 and US$1,096). Future minimum lease payments are $1,989, which includes $624 of interest. The debt has a weighted average effective interest rate of approximately 8%. Final maturities range from 2008 to 2027. Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 38 aircraft under lease of which 33 are accounted for as capital leases. Under the test, Air Canada may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent Air Canada has obtained residual value support on lease expiry. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is US$871. This amount declines over time to nil upon lease expiry.

Interest paid on long-term debt and capital lease obligations in 2005 by the Corporation was $131 (2004 - $34). During the nine months ended September 30, 2004, the Predecessor Company paid interest expense of $122.

8.       Future Income Taxes

Significant components of Air Canada's future tax assets and liabilities are as follows:

                                                             2005          2004
Future tax assets

Non-capital loss carry forward                           $    473       $   538
Post-employment obligations                                   748           775
Accounting provisions not currently deductible for tax        239           242
Tax basis of fixed assets over book basis                     429           389
Eligible capital expenditures                                  19            40
Unearned revenues                                              31           372
Intangible assets                                               -            81
Net other                                                      48            62
                                                        ------------------------
Total future tax assets                                     1,987         2,499
                                                        ------------------------

Future tax liabilities

Intangible assets                                             374           435
                                                        ------------------------
Net future tax assets                                       1,613         2,064
                                                        ------------------------



Less valuation allowance                                    1,828         2,307
                                                        ------------------------


Net recorded future income tax liability                $    (215)      $  (243)

                                                        ========================

Future income tax assets are recognized to the extent that realization is considered more likely than not. Since Air Canada has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

It has been assumed that certain intangibles, including certain intangible assets related to the stand alone limited partnerships whose fair value forms part of Air Canada's investment in preferred shares and units as described in note 6, with a fair value of approximately $1,261, with no underlying tax cost, have indefinite lives. Accordingly, the associated future income tax liability of $215 is not expected to reverse until the intangible assets are disposed of or become amortizable.

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense (recovery) is as follows:

                                                                            Successor Company             Predecessor Company
                                                                     Year ended           Period ended      Nine months ended
                                                                   December 31,           December 31,          September 30,
                                                                           2005                   2004                   2004
                                                               ---------------------------------------- ----------------------
Provision (recovery) based on combined federal and provincial
tax rates                                                           $        89            $        11            $      (299)

Result of entities accounted for under the equity method                    (12)                     -            $        47
Non-taxable portion of capital gains                                         (2)                    (3)                    (4)
Large corporations tax                                                        9                      2                      7
Non-deductible expenses                                                      13                      3                     13
Effect of tax rate changes on future income taxes                             -                      -                     (1)
Effect of statutory tax rates substantially enacted during
the year                                                                    (17)                     -                      -
Other                                                                         -                      -                     (1)
                                                               ---------------------------------------- ----------------------

                                                                             80                     13                   (238)


Valuation allowance                                                          17                      -                    245
                                                               ---------------------------------------- ----------------------
                                                                             17                      -                    245

Provision for income taxes                                          $        97            $        13            $         7
                                                               ======================================== ======================


Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:

s
                                                                            Successor Company             Predecessor Company
                                                                     Year ended           Period ended      Nine months ended
                                                                   December 31,           December 31,          September 30,
                                                                           2005                   2004                   2004
                                                               --------------------------------------- -----------------------
Current tax expense                                                $          9            $         2            $         7

Future income tax expense (recovery) relating to temporary
differences                                                                  88                     11                   (245)

Future income tax recovery from tax rate changes                            (17)                     -                      -

Valuation allowance                                                          17                      -                    245
                                                             -----------------------------------------------------------------

Provision for income taxes                                         $         97            $        13            $         7
                                                             =================================================================

Income taxes paid in 2005 by the Corporation were $22 (2004 - less than $1). Income taxes paid in 2004 by the Predecessor Company were less than $1.

The balances of tax attributes as at December 31, 2005, namely the balances of non capital loss carryforward, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:

     Year of expiry         Tax losses
------------------------------------------

          2009              $        -
          2010                          -
          2011                          -
          2012                          -
          2013                          -
          2014                      1,432
          2015                          -
                          ----------------
                            $       1,432
                          ================

9.       Pension and Other Benefit Liabilities

Air Canada maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees.

Air Canada is the administrator and sponsoring employer of ten Domestic Registered Plans ("Domestic Registered Plans") under the Pension Benefits Standard Act, 1985 (Canada). The US plan, UK plan and Japan plan are international plans covering employees in those countries. In addition, the Corporation maintains a number of supplementary pension plans, which are not registered. The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period.

The other employee benefits consist of health, life and disability. These benefits consist of both post-employment and post-retirement benefits. The post-employment benefits relate to disability benefits available to eligible active employees, while the post-retirement benefits are comprised of health care and life insurance benefits available to eligible retired employees.

Certain Air Canada employees are contractually assigned to various subsidiary companies of ACE, Air Canada's parent company. These employees are members of Air Canada-sponsored defined benefit pension plans and also participate in Air Canada-sponsored health, life and disability future benefit plans. These non-consolidated financial statements include all expenses, assets and liabilities of all Air Canada sponsored plans less a cost recovery which is charged to the related parties for those employees assigned. The cost recovery related to pension and other benefit liabilities amounted to $123 for the year ended December 31, 2005 ($35 for the three months ended December 31, 2004, and $14 for the nine months ended September 30, 2004).

The measurement date used for financial reporting of the pension and other benefit obligations was revised to November 30 from December 31. The most recent actuarial valuation of the registered domestic pension plans was as of January 1, 2005. The next funding valuation will be as of January 1, 2006.

The accrued benefit liability is included in the balance sheet as follows:

                                                         2005           2004

Pension benefits                                   $    1,425      $   1,555
Other employee future benefits                            942            875
                                                   --------------------------
                                                        2,367          2,430
Current portion                                          (220)           (94)
                                                   --------------------------
Pension and other benefit liabilities              $    2,147      $   2,336
                                                   ==========================


The current portion of Pension benefits represents past service contributions for the Domestic Registered Plans, scheduled to be paid during 2006 while the current portion of Other employee future benefits is an estimate of the claims to be incurred during 2006. The current portion is included in Accounts payable and accrued liabilities.

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on management's best estimate assumptions on a going forward basis. The liability recorded is as follows:

                                                   Pension Benefits                      Other Benefits
                                                -----------------------------------   -------------------------------------
                                                Successor   Successor   Predecessor    Successor   Successor   Predecessor
                                                Company      Company      Company       Company     Company      Company
                                                December     December    September     December     December    September
                                                 31, 2005    31, 2004    30, 2004      31, 2005     31, 2004    30, 2004
Change in benefit obligation

Benefit obligation at beginning of period        $  11,157    $  10,736   $  10,833     $     842   $      866   $     819
Current service cost                                   198           44         136            85           23          69
Interest cost                                          647          163         466            50           13          40
Employees' contributions                                76           23          64             -            -           -
Benefits paid                                         (592)        (133)       (387)          (63)         (18)        (53)
Actuarial (gain) loss                                1,407          331        (370)           31          (34)         (9)
Foreign exchange                                       (45)          (7)         (6)           (5)          (8)          -
                                                -----------------------------------   -------------------------------------
Benefit obligation at end of period                 12,848       11,157      10,736           940          842         866
                                                -----------------------------------   -------------------------------------

Change in plan assets

Fair value of plan assets at beginning of period     9,632        9,110       8,989            10           10          10
Actual return on plan assets                         1,011          532         300             1            1           -
Employer contributions                                 278          106         149            54           17          45
Employees' contributions                                76           23          64             -            -           -
Benefits paid                                         (592)        (133)       (387)          (51)         (18)        (45)
Foreign exchange                                       (40)          (6)         (5)            -            -           -
                                                -----------------------------------   -------------------------------------
Fair value of plan assets at end of period          10,365        9,632       9,110            14           10          10
                                                -----------------------------------   -------------------------------------

Deficit at end of period                             2,483        1,525       1,626           926          832         856
Employer contributions after measurement date           (5)           -           -            (5)           -           -
Unrecognized past service cost                           -            -        (605)            -            -         (30)
Unrecognized net actuarial gain (loss)              (1,053)          30        (952)           21           43        (190)
                                                -----------------------------------   -------------------------------------
Net benefit obligation                               1,425        1,555          69           942          875         636

Current portion                                        198           82           -            22           12          12

                                                -----------------------------------   -------------------------------------
Pension and other benefits liability             $   1,227    $   1,473   $      69     $     920   $      863   $     624
                                                ===================================   =====================================

Weighted average assumptions used to determine the accrued benefit liability

Discount rate                                         5.00%        5.75%       6.00%   4.50%-5.75%  4.75%-5.75%       6.00%
Rate of compensation increase                         4.00%        4.00%       4.00%


The deficit at the end of the period by plan is as follows:

                                        December 31,      December 31,
                                            2005              2004

Domestic Registered Plans                  $   1,644          $    818
US, UK and Japan
                                                  76                66
Supplementary plans
                                                 763               641
                                    -----------------------------------
                                           $   2,483         $   1,525
                                    ===================================


The deficit, on an accounting basis, at December 31, 2005 for pension benefits was $2,483 compared to $1,525 at December 31, 2004. Actuarial losses on the benefit obligation of $1.4 billion were partially offset by employer past service contributions of $99 and actual returns on plan assets which were greater than expected. Of the actuarial losses, $1.2 billion were due to the change in discount rate from 5.75% to 5%, and the remainder due to the increase in expected lives assumed in the mortality table and other factors.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its Domestic Registered Plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The amount of secured promissory notes outstanding as at December 31, 2005 is $329. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as reflected in the Corporation's balance sheet.

The cash payments with respect to the pension plans are estimated to be $382 for 2006 as follows:

Domestic Registered Plans                  $ 330
US, UK and Japan                              12
Supplementary plans                           40
                                    -------------
                                           $ 382
                                    =============

The Domestic Registered Plan assets consist of the following:

                                     Percentage of plan assets
                              November 30,   December 31,         Target
                                      2005           2004     Allocation

Equity securities                    62.3%          64.8%          65.0%
Bonds and mortgages                  32.1%          33.1%          35.0%
Real estate                           0.1%           0.2%           0.0%
Short-term and Other                  5.5%           1.9%           0.0%
                            ---------------------------------------------
Total                               100.0%         100.0%         100.0%
                            =============================================

For the Domestic Registered Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:
    o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
    o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Long Term Bond Index.
Similar investment policies are established for the other pension plans sponsored by Air Canada.

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the company, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Air Canada has recorded net defined benefit pension and other employee future benefits expense as follows:

                                                   Pension Benefits                      Other Benefits
                                                -----------------------------------   -------------------------------------
                                                Successor   Successor   Predecessor    Successor   Successor   Predecessor
                                                Company      Company      Company       Company     Company      Company
                                                December     December    September     December     December    September
                                                 31, 2005    31, 2004    30, 2004      31, 2005     31, 2004    30, 2004
Components of Net Periodic Pension Cost

Current service cost                             $     198    $      44    $    136     $      85    $      23    $     69
Interest cost                                          647          163         466            50           13          40
Actual return on plan assets                          (971)        (532)       (300)           (1)          (1)          -
Actuarial loss (gain) on benefit obligation          1,362          331        (370)           19          (34)         (9)
                                                -----------------------------------   -------------------------------------
Costs arising in the period                          1,236            6         (68)          153            1         100

Differences between costs arising in the period
and costs recognized in the period in respect of:
   Return on plan assets                               281          360        (185)            -            -           -
   Actuarial loss (gain)                            (1,362)        (331)        390           (23)          34          20
   Plan amendments/prior service cost                    -            -          67             -            -           5
   Transitional obligation (asset)                       -            -          (6)            -            -           -
                                                -----------------------------------   -------------------------------------
                                                    (1,081)          29         266           (23)          34          25
Negative balances due to limit                           -            -           4             -            -           -
                                                -----------------------------------   -------------------------------------
Net periodic pension cost recognized             $     155    $      35    $    202    $      130    $      35    $    125
                                                ===================================   =====================================

Weighted average assumptions used to determine pension costs

Discount rate                                         5.75%        6.00%       6.00%    4.5%-5.75%  4.75%-5.75%       6.00%
Expected long term rate of return on plan assets      7.50%        7.50%       7.50%         7.50%        7.50%       7.50%
Rate of compensation increase                         4.00%        4.00%       4.00%


Defined Contribution Plan

The Corporation's management, administrative and certain unionized employees may participate in a defined contribution plan. The employee's contributions range from 3% to 6% of earnings with the Corporation contributing an equal amount. The expense for the defined contribution plan recorded by the Corporation is less than $1. The plan was established in 2005 and therefore no amounts were recorded by the Corporation in 2004.

Other Benefits - Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 (2004 10.75%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $15. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 and the obligation by $20.

10.      Other Long-term Liabilities

                                                                                     2005              2004
Unfavourable contract liability on aircraft leases (a)                           $    222          $    290

Long-term employee liabilities (b)                                                    104               126

Aircraft rent in excess of lease payments                                              67                33

Advances from subsidiary and related companies                                          -               108

Investments in subsidiaries with capital deficiencies (c)                              32                35

Investment in preferred shares & preferred units of related parties with
capital deficiencies (Note 6)                                                          45               477

Other                                                                                 101                94

                                                                                ----------------------------
Other long-term liabilities                                                      $    571         $   1,163
                                                                                ============================

a) The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents related to lease arrangements that existed on fresh start reporting.

b) The following table outlines the changes to the labour related provisions which include those related to restructuring:

                                                Successor Company                  Predecessor Company
                                        Year ended            Period ended          Nine months ended
                                    December 31, 2005       December 31, 2004       September 30, 2004
                                  ---------------------------------------------------------------------
Beginning of period                              $184                    $189                     $119

Charges recorded                                    5                       2                      110

Amounts disbursed                                 (41)                     (7)                     (40)

                                  ---------------------------------------------------------------------
End of period                                    $148                    $184                     $189

Current portion                                    44                      58                       64

                                  ---------------------------------------------------------------------
Long-term employee liabilities                   $104                    $126                     $125
                                  =====================================================================

The current portion is included in Accounts payable and accrued liabilities. An involuntary severance program pertaining to the Predecessor and Corporation's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2006.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July 2004. The modifications to certain collective agreements include voluntary severance programs ("VSP"). For those VSP which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately $47 and will be recorded as a liability and a salary and wage expense as the affected employees accept the offer.

c) Equity income recorded for the year ended December 31, 2005 was a loss of $13. Equity income recorded for the three months ended December 31, 2004 by the Successor Company was $2. Equity income recorded for the nine months ended September 30, 2004 by the Predecessor Company was a loss of $6.

11.      Stock Based Compensation

ACE maintains a stock option plan for certain employees. Plan participation is limited to employees holding positions that, in ACE Board's view (or a committee selected by the Board), have a significant impact on ACE's long-term results. The stock option plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant.

In Air Canada, the fair value of stock options granted by ACE to Air Canada employees is recognized as a charge to salary and wage expense over the applicable vesting period. Air Canada records the fair value of stock options granted as a credit to contributed surplus. During the year ended December 31, 2005, Air Canada recorded a credit to contributed surplus of $3 for the 300,000 stock options granted to Air Canada employees. The fair value of options granted in 2004 of $9, which was initially charged to Air Canada, has been cleared to contributed surplus as the charge has been reversed.

Fifty percent of all options vest over four years. The remaining options will vest based upon performance conditions over the same time period. All options expire after seven years.

Predecessor Company

In the Predecessor Company's stock option plan, eligible employees were granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting. All outstanding options of the Predecessor Company were cancelled in 2004 without payment or consideration (7,300,000 common shares with a weighted average exercise price of $9.05 and 2,316,000 Class A shares with a weighted average exercise price of $6.54).

12.      Share Capital and Other Equity

During 2005 certain corporate transactions, mainly non-monetary in nature, were recorded affecting the outstanding share capital of Air Canada. All issued and outstanding common shares were cancelled in exchange for 50,000,000 Special Common Shares and 50,000,000 Preferred Shares. As a result, the revised issued and outstanding share capital of Air Canada consists of 50,000,000 Special Common Shares held by ACE Aviation Holdings Inc. and 50,000,000 Preferred Shares held by 1141679 Alberta Ltd., a wholly owned subsidiary of ACE.

Share capital and contributed surplus summary as at December 31 (net of issue costs):

                                                                             2005         2004
Share Capital and Other Equity
  Common Shares                                                          $      -      $   375
  Special Common Shares                                                       325            -
  Preferred Shares                                                             50            -
  Adjustment to shareholder's equity (a)                                     (723)        (738)
                                                                     --------------------------
                                                                         $   (348)     $  (363)

Contributed Surplus
  Aeroplan transaction (b)                                                $ 1,369      $     -
  Air Canada Vacations transaction (b)                                        (18)           -
  Participation in ACE's stock based compensation plan                         12            -
                                                                     ==========================
                                                                          $ 1,363        $   -

(a) Under fresh start reporting, the balance in shareholders' equity after a comprehensive revaluation is adjusted to the net value of identifiable assets and liabilities. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. During the year ended December 31, 2005, an adjustment of $15 was recorded in shareholders' equity related to fresh start reporting. Management has assessed this adjustment as not material to the financial statements, as a whole, for the periods presented or for prior periods that have been previously reported.

(b) During the year ended December 31, 2005, Air Canada transferred its holdings of preferred shares and preferred units in Aeroplan and Air Canada Vacations to ACE.

13.      Commitments

In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), and Bombardier Inc. ("Bombardier") for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing

On November 9, 2005, Air Canada announced agreements with Boeing for the acquisition of up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. The 36 Boeing 777s include firm orders for 18 aircraft plus purchase rights for 18 more, in a yet-to-be determined mix of the 777 family's newest models. Delivery of the first seven 777 aircraft is scheduled for 2007, commencing in March. The 60 Boeing 787 Dreamliners includes firm orders for 14 aircraft plus options and purchase rights for an additional 46 aircraft. Air Canada's first 787 is scheduled for delivery in 2010. The Corporation has received financing commitments from Boeing and the engine manufacturer covering all firm aircraft orders for approximately 90 percent of the capital expenditure.

Embraer

The agreement with Embraer covers firm orders for 15 Embraer 175 series aircraft as well as 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models.

Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. All Embraer 175 deliveries were 80 percent financed by a third party.

The Embraer 190 series deliveries commenced in December 2005. At December 31, 2005, three of the Embraer 190 series firm aircraft orders have been completed and the remaining 42 deliveries are planned to be completed by January 2008. For the first 18 firm Embraer 190 deliveries, the Corporation has received loan commitments from a syndicate of banks and the manufacturer covering 80 percent of the capital expenditure. For the remaining 27 firm Embraer 190 deliveries, the Corporation has received loan commitments from the manufacturer covering 85 percent of the capital expenditures.

Bombardier

The agreement with Bombardier covered firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 15 Bombardier CRJ200 aircraft, all of which were delivered by the end of 2005. The agreement with Bombardier contains orders for 15 additional Bombardier CRJ200 aircraft which can be cancelled without penalty. The agreement also contains options for an additional 45 aircraft. As of February 9, 2006, no commitments have been made on the cancellable orders or on the additional options for 45 aircraft. The Corporation will also receive financing commitments of 85 percent of capital expenditures from the manufacturer on the cancellable aircraft orders should the Corporation decide to commit to acquire these aircraft.

Aircraft Reconfiguration

On November 10, 2005, Air Canada announced its intention to provide all-new seating across its entire fleet, featuring state-of-the-art lie-flat seats for its international Executive First customers. In addition, Air Canada is outfitting its Executive Class cabins on North American routes with new premium seats, and all of its Hospitality cabins fleet-wide will be reconfigured with new seats offering personal seat back entertainment systems with an increased choice of audio and video programming.

Capital Commitments

The estimated aggregate cost of the future firm deliveries as well as other capital purchase commitments approximates $6,034 excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. US dollar amounts are converted using the December 31, 2005 noon day rate of CDN$1.1659. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day LIBOR rate at December 31, 2005. Committed payments are as follows:

       2006           $        805
       2007                  1,950
       2008                  1,213
       2009                    428
       2010                    837
    Thereafter                 801
                   ----------------
                      $      6,034
                   ================

Operating Lease Commitments

Future minimum lease payments under existing operating leases of aircraft and other property amount to $2,734 (December 31, 2004 $2,773) using period end exchange rates.

                      Aircraft            Other Property

       2006           $      521              $      49
       2007                  499                     43
       2008                  325                     42
       2009                  325                     29
       2010                  303                     24
    Thereafter               425                    149
                    --------------------------------------
                      $    2,398              $     336
                    ======================================

Lease payments for aircraft classified as capital leases for accounting purposes are disclosed in note 7 "Long-Term Debt and Capital Lease Obligations".

The future minimum non-cancellable commitments under the capacity purchase agreements with unaffiliated regional carriers are $10 in 2006.

14.      Financial Instruments and Risk Management

Under its risk management policy, Air Canada manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. Air Canada uses derivative financial instruments only for risk management purposes, not for generating trading profit.

Interest Rate Risk Management

Air Canada enters into forward interest rate agreements, with maturities of less than 18 months, to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. During 2005, the Corporation reached a settlement with a third party related to interest rate swaps that were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute had arisen following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provided for a payment to Air Canada of US$8 related to a portion of the net payments the Corporation would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party have a fair value of $9 in favour of the Corporation on inception. As a result of these transactions, the Corporation recorded a gain of $17 net of transaction fees of $3. The swaps have a term to January, 2024 and convert lease payments related to two B767 aircraft leases, from fixed to floating rates. These have not been designated as hedges for accounting purposes. As at December 31, 2005, these two swaps have a fair value of $7 in favour of the Corporation.

Foreign Exchange Risk Management

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at December 31, 2005, the Company had entered into foreign currency forward contracts and option agreements on US$495 of future purchases in 2006. The fair value of these foreign currency contracts as at December 31, 2005 is less than $1 in favour of Air Canada. These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange. Air Canada had no foreign exchange forward contracts outstanding as at December 31, 2004.

Air Canada has entered into currency swap agreements for five Canadair Regional Jet (CRJ) operating leases until lease terminations in 2007. These currency swaps, with third parties, were put in place on the inception of the leases and have a fair value at December 31, 2005 of $13 in favour of the third parties (2004 $12 in favour of third parties), taking into account foreign exchange rates in effect at that time. The unrealized changes in fair value have been recorded in foreign exchange loss.

Fuel Price Risk Management

Air Canada enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. Air Canada had no fuel hedging agreements outstanding as at December 31, 2004. As of December 31, 2005, the Air Canada had collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2006 to 2007 period. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and the Corporation uses these commodities for medium to longer term hedges. As of December 31, 2005, the majority of the Company's first quarter 2006 hedges are effectively jet fuel-based contracts. For 2006, the majority of the remainder of the Corporation's hedge positions are effectively in the form of heating oil-based contracts. The majority of the remaining hedge positions are crude oil-based contracts. Hedge accounting was applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Prior to these derivative instruments being designated as hedges for accounting purposes, an unrealized gain of $2 was recorded in other non-operating expense. The Corporation recognized a net loss of $3 as a component of fuel expense on the consolidated statement of operations. The fair value of Air Canada's fuel hedging agreements at December 31, 2005 was $3 in favour of third parties.

Concentration of Credit Risk

Air Canada does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

Statement of Financial Position Financial Instruments - Fair Values

The carrying amounts reported in the statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments. The fair value of long-term debt and capital lease obligations approximates its carrying value.

15.      Contingencies, Guarantees and Indemnities

Contingencies

WestJet

Air Canada as well as Zip Air Inc. (a subsidiary of Air Canada) filed an action in the Ontario Superior Court against WestJet Airlines Ltd. ("WestJet") and seven of its current and former employees (the "Air Canada Action") arising out of their misuse of Air Canada's confidential information relating to flights and load factors from an internal web site. Air Canada successfully sought an injunction prohibiting WestJet from making further use of the confidential information. The claim seeks an order requiring WestJet to disgorge incremental revenue and profits arising from the misuse of such confidential information, damages for spoliation and punitive damages aggregating in excess of $220. WestJet and Mark Hill, founding member and former Vice President of Strategic Planning for WestJet, have each counterclaimed against Air Canada, Zip Air Inc. (the "WestJet Counterclaims"), IPSA (security firm engaged by Air Canada) and two of the latter's employees alleging trespass and illegal access and use of confidential information of WestJet and Mark Hill. The WestJet Counterclaims are for $10 plus certain other unquantified damages. In addition, WestJet filed a separate lawsuit against Air Canada, Zip Air Inc., and certain of their present and former officers (the "WestJet Action") alleging abuse of process, tortious litigation and conspiracy to injure WestJet. The amount claimed in the WestJet Action is $30 plus other unquantified damages.

By Order dated May 25, 2005, upon a motion to dismiss filed by Air Canada and Zip Air Inc. the Honourable Justice Nordheimer of the Ontario Superior Court of Justice dismissed the WestJet Action. An appeal of this decision is pending. The Air Canada Action and the WestJet Counterclaims are still at a preliminary stage. Document production is ongoing and examinations on discovery have been set to start in May 2006.

It is the opinion of Management that the claims and counterclaims of WestJet and Mark Hill are without merit and further that the resolution of these lawsuits will not have a material adverse effect on the Corporation's consolidated financial position. The outcome of these claims and counterclaims cannot be determined at this point and the financial statements do not include any amounts related to these claims or counterclaims.

Pay Equity

Complaints filed in 1991 and 1992 with the Canadian Human Rights Commission against Air Canada and the former Canadian Airlines International on behalf of flight attendants at the two airlines alleging discrimination in negotiated wages were referred to the Canadian Human Rights Tribunal in 1996 for inquiry. By agreement of all parties, the inquiry before the Tribunal was limited to whether flight attendants at each airline were in the same establishment as pilots and technical operations personnel. Under the applicable legislation, a complaint can only compare the value of employees work and their wages if they work in the same establishment. In December 1998 the Tribunal found that pilots, flight attendants and technical operations personnel were in different establishments at each airline. This decision was upheld on judicial review by the Federal Court Trial Division, but overturned by the Federal Court of Appeal in 2004. The Supreme Court of Canada in January 2006 dismissed Air Canada's appeal from this latter decision and has remitted the complaints to the Commission for investigation. The value of each employee group's work will be assessed on the basis of the skill, effort and responsibility it demands as well as the conditions under which it is performed. During the restructuring under CCAA, it was agreed that any resolution of the complaints would have no retroactive financial impact prior to September 30, 2004. Air Canada, upon consultation with legal counsel, considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act.

Other

Various other lawsuits and claims, including claims filed by various of Air Canada's labour groups, are pending by and against the Corporation and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of Air Canada.

Claims against the Predecessor Company, whether filed or unfiled, for events that occurred before April 1, 2003 and in certain cases up to September 30, 2004 (as described in note 17) have been compromised and discharged pursuant to the CCAA Plan and Sanction Order.

Guarantees

Residual Value Guarantees in Aircraft Leasing Agreements

Under certain aircraft lease agreements accounted for as operating leases, Air Canada may be required to provide residual value support not exceeding $393. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that Air Canada exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 and is included in the unfavourable contract liability recorded under these leases.

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases (refer to note 17), the difference between the amended rents from the restructuring arrangements and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees in Fuel Facilities Arrangements

Air Canada participates in fuel facilities arrangements, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the Land Rights under the land lease. The aggregate debt of the Fuel Facilities Corporations in Canada as at December 31, 2005 is approximately $140, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote. Each Contracting Airline shares pro rata, based on system usage, in the guarantee of this debt.

Under the terms of its land leases, the Fuel Facilities Corporations have an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. No provision has been recorded by the Fuel Facilities Corporations for such costs. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs.

Guarantees of Related Parties

Air Canada is jointly and severally liable for its own obligations and those of certain companies subject to common control, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The maximum exposure related to this guarantee at December 31, 2005 was estimated to be $155.

Air Canada has provided guarantees in aircraft leasing transactions to secure the obligations of Air Canada Capital and Jazz. The maximum potential payment under these guarantees amounts to $1,531 as at December 31, 2005 and relates to remaining aircraft operating lease payments.

Indemnification Agreements

Air Canada enters into real estate leases or operating agreements, which grant a license to Air Canada to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for Air Canada as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to Air Canada's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, Air Canada typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, Air Canada typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, Air Canada typically provides indemnities in respect of certain tax consequences.

When Air Canada, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, Air Canada has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or wilful misconduct.

Under its general by-laws, Air Canada has indemnification obligations to its directors and officers. Pursuant to such obligations, Air Canada indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to Air Canada.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. Air Canada expects that it would be covered by insurance for most tort liabilities and related indemnities described above.

16.      Related Party Transactions

In the course of regular business activities, Air Canada has business transactions with subsidiaries and related parties at commercial rates. As at December 31, 2005, accounts receivable and accounts payable and accrued liabilities include $130 and $163 respectively from related parties. These related parties trade balances relate mainly to the provision of services, as outlined in the table below, and the allocation of employee related costs, as further described in note 9. Other assets include advances to related parties totaling $280.

Revenues and expenses with related parties are summarized as follows:

                                                                                   Successor Company        Predecessor Company
                                                                            Year ended       Period ended     Nine months ended
                                                                          December 31,       December 31,         September 30,
                                                                                  2005               2004                  2004
                                                                      ------------------------------------ ---------------------
Revenues
   Revenues from Aeroplan related to Aeroplan Rewards                      $     287.5         $     51.9           $     155.6
   Revenue offset from purchase of Aeroplan Miles (note 2f)                     (186.2)             (47.3)                    -
   Revenues from Air Canada Cargo                                                117.8               24.4                     -
   Property rental revenues from related parties                                  94.7               19.0                   5.1
   Revenues from Air Canada Vacations                                            144.9               28.5                 107.9
   Revenues from Information Technology services to related parties               50.1               10.7                  15.3
   Revenues from Line Maintenance services to Zip & Jazz                           1.8                5.5                  20.1
   Trademark fee revenues from Air Canada Vacations                               17.8                  -                  17.0
   Revenues from Ground Handling services to Zip & Jazz                              -                  -                  26.0
   Revenues from Corporate Services and other                                     34.5                8.0                  11.8
                                                                      ------------------------------------ ---------------------
                                                                                 562.9              100.7                 358.8

Expenses
   Points purchased expense from Aeroplan (note 2f)                          $       -         $        -           $     133.0
   Expense from Capacity Purchase Agreement with Jazz (note 2e)                1,013.1              185.0                     -
   Maintenance expense from ACTS                                                 548.5              119.3                     -
   Ground Handling expense from Air Canada Groundhandling                        417.0              110.8                     -
   Call Centre management and marketing fees from Aeroplan                        11.8                6.2                  39.1
   Operating and management fees from Air Canada Cargo                           125.0               33.3                     -
   Other                                                                          34.9               (0.7)                 43.8
                                                                      ------------------------------------ ---------------------
                                                                          $    2,150.3              453.9           $     215.9

Net interest income from related parties                                  $       11.5         $      3.8           $      10.6


Corporate Reorganization on September 30, 2004

In accordance with the implementation of the Plan involving Air Canada, as the Predecessor Company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. In summary, the re-organization under the Plan resulted in the following:
    o Aeroplan Limited Partnership ("Aeroplan"), Destina.ca Inc., Touram Inc ("Air Canada Vacations") and Jazz Air Inc. ("Jazz"), which were previously subsidiaries of Air Canada, became subsidiaries of ACE.
    o Air Canada Technical Services ("ACTS"), Air Canada Cargo and Air Canada Groundhandling, which were previously operated as divisions within Air Canada, were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership.

    o Air Canada's subsidiaries include Air Canada Capital Ltd., Simco Leasing Inc. and other non-operating entities.

The re-organization of the corporate structure under the Plan was accounted for after the application of fresh start reporting. Assets and liabilities were transferred into the stand-alone limited partnerships at their carrying values after applying fresh start reporting and no gains or losses were recorded. Refer to note 6 for a description of the accounting for the transfer of previous Air Canada subsidiaries to ACE under the Plan.

The impact on Air Canada of the asset purchase agreements between Air Canada and each of ACTS, Air Canada Cargo and Air Canada Groundhandling is summarized as follows:

                                                            Air Canada      Air Canada
                                                ACTS           Cargo      Groundhandling       Total
                                           ------------------------------------------------------------
Assets and liabilities transferred
  Decrease in accounts receivable           $      (24)   $          -    $            -   $       (24)
  Decrease in spare parts, materials
  and supplies                                    (114)             (1)               (1)         (116)
  Decrease in property & equipment                 (45)             (2)              (34)          (81)
  Decrease in intangible assets                   (132)            (85)                -          (217)
  Decrease in accounts payable                     (25)              -                 -           (25)
                                           ------------------------------------------------------------
Consideration received
  Promissory note                                  200              50                20           270
  Investment in preferred units (note 6)    $       90    $         38    $           15           143


17.      The Plan and Other Restructuring Arrangements

The Plan

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its then wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc. ("Zip"), 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Air Canada Vacations, Maple Leaf Holdings USA Inc. and Destina were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

On August 17, 2004, the creditors approved the Plan and on August 23, 2004, the Plan was confirmed pursuant to an order of the Court. The Plan was implemented through a series of steps which were completed on September 30, 2004 (except as to the winding up of Zip which occurred on October 1, 2004). Accordingly, on September 30, 2004, the Applicants emerged from CCAA and ACE became the parent company of Air Canada and its subsidiaries.

The confirmed Plan provided for the following:

    o A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following operating subsidiaries of ACE: Air Canada, Air Canada Cargo, Air Canada Groundhandling, Air Canada Vacations, Destina.ca Inc., AC Online Limited Partnership, Aeroplan, Jazz, and ACTS.

    o The affected unsecured creditors' claims were settled, compromised and released in exchange for 46,250,000 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). In accordance with the Plan, shares were held in escrow pending resolution of disputed unsecured claims. Once claims are resolved, the disbursing agent distributed the shares in accordance with the provisions of the Plan with the exception of 27,927 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental obligations. None of these shares held in escrow will return to ACE or any of its subsidiaries.

    o All issued and outstanding options of Air Canada, including the conversion feature in the convertible subordinated debentures, and warrants were cancelled without payment or consideration.

    o Holders of Air Canada's Class A non-voting common shares received a nominal number of ACE Class A Variable Voting Shares and holders of Air Canada's common shares received a nominal number of ACE Class B Voting Shares representing approximately 0.01% of the fully diluted equity of ACE. In total, 10,104 shares were issued to the holders of Air Canada's common shares.

    o Air Canada's Class A Convertible Participating Non-Voting Convertible Preferred Shares (Series 1) were converted into Air Canada Redeemable Shares which were redeemed for an aggregate consideration of one dollar.

    o A comprehensive release in favour of the Applicants of all claims of Affected Unsecured Creditors based upon any matters up until September 30, 2004 other than certain categories of excluded claims (including affirmed contracts and claims arising from the supply of goods and services after the date of filing) as specified in the Plan and Sanction Order.

Certain elements of the Plan were transactions of ACE and accordingly are not described in these Air Canada non-consolidated financial statements.

Global Restructuring Agreement

All transactions contemplated by the Global Restructuring Agreement ("GRA") with General Electric Capital Corporation and its affiliates ("GECC") became effective on September 30, 2004.

Under the GRA, leases related to 106 operating, parked and undelivered aircraft were restructured resulting in a reduction of lease rates for 47 aircraft, termination of obligations for 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

Prior to filing for CCAA on April 1, 2003, the Predecessor Company had payment and purchase obligations in respect of two B747 aircraft with GECC. As a condition of the GRA, on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63, from GECC for an aggregate amount of $353. GECC provided financing in the amount of US$50, of which US$25 was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft, and the remainder was repaid in January 2005 upon the sale of the second aircraft. The difference of $290 was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 has been classified as a cash flow used for operating activities.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. Cash proceeds received under the Exit Facility have been reduced by the amount drawn by Air Canada under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, Air Canada provided cash collateralization of certain outstanding letters of credit totaling $21. This amount is recorded under other assets. ACE further paid an amount of $45 to GECC related to restructuring certain obligations with GECC. In Air Canada, an amount of $37 has been allocated to certain ongoing lease arrangements and $8 to standby financing with GECC, with the offset recorded in Shareholders' Equity as ACE made the payment on behalf of Air Canada.

Pension Plan Arrangements

 On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of its pension plan sponsors. See note 9 for further details on these notes.

18.      Fresh Start Reporting

Air Canada applied fresh start reporting on September 30, 2004. As a result, all assets and liabilities of the Corporation have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,812 has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,230, net of contributed surplus of $675 was reclassified to the Predecessor's share capital and other equity. The fair values of the assets and liabilities of the Corporation have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of Air Canada exceed the total assets excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Corporation's Capital Deficiency is $363.

                                           Air Canada                                                                Air Canada
                                           Predecessor                                                               Successor
                                            Company -                                             Equity and         Company -
                                          September 30,        Plan of         Fresh Start     Other Financiang    September 30,
                                              2004         Arrangement (a)    Reporting (e)      Transactions           2004
                                          -------------    ---------------    -------------    ----------------    -------------
ASSETS

Current Assets
  Cash and cash equivalents                $       952      $           -      $         -                 169 (b)  $     1,058
                                                                                                           277 (c)
                                                                                                          (290)(d)
  Accounts receivable                            1,109                  -                -                (153)             956
  Spare parts, materials and supplies              159                  -               15                (117)              57
  Prepaid expenses                                 111                  -               11                   -              122
                                          -------------    ---------------    -------------    ----------------    -------------
                                                 2,331                  -               26                (164)           2,193

Property and equipment                           3,259                  -               23                 (16)           3,266

Deferred charges                                 3,150                  -           (3,013)                  -              137

Intangible assets                                  158                  -            1,846                (216)           1,788

Investments and other assets                     1,607                  -             (752)               (225)             630
                                          -------------    ---------------    -------------    ----------------    -------------
TOTAL ASSETS                               $    10,505      $           -      $    (1,870)     $         (621)     $     8,014
                                          =============    ===============    =============    ================    =============

LIABILITIES

Liabilities not subject to compromise

  Current liabilities
    Accounts payable and accrued
    liabilities                            $     1,904      $           -      $        72      $         (610)     $     1,366
    Advanced ticket sales and loyalty
    program deferred revenues                      585                  -              499                   -            1,084
    Current portion of long-term debt
    and capital lease obligations                  552                  -             (319)                  -              233
                                          -------------    ---------------    -------------    ----------------    -------------
                                                 3,041                  -              252                (610)     $     2,683

  Long-term debt and capital lease
  obligation                                     1,341                  -              503                  63            1,907

  Future income taxes(g)                             -                  -              243                   -              243

  Pension and other benefit liabilities(f)       1,072                               1,288                                2,360

  Other long-term liabilities                    1,084                  -              260                (160)           1,184

  Deferred credits                                 758                  -             (469)               (289)               -
                                          -------------    ---------------    -------------    ----------------    -------------
                                                 7,296                  -            2,077                (996)           8,377

Liabilities subject to compromise(b)             7,746             (7,746)               -                   -                -
                                          -------------    ---------------    -------------    ----------------    -------------
                                                15,042             (7,746)           2,077                (996)           8,377
                                          -------------    ---------------    -------------    ----------------    -------------

SHAREHOLDERS' EQUITY

Share capital and other equity                     967                  -           (1,555)                375             (363)
                                                                     (125)
                                                                      (25)               -

Contributed surplus                                525                150            (675)                   -                -

Deficit                                         (6,029)             7,746           (1,717)                  -                -
                                          -------------    ---------------    -------------    ----------------    -------------
                                                (4,537)             7,746           (3,947)                375             (363)
                                          -------------    ---------------    -------------    ----------------    -------------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                      $    10,505      $           -      $    (1,870)     $         (621)     $     8,014
                                          =============    ===============    =============    ================    =============

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 18:
         a)  Implementation of the Plan.
         b) Subscription by ACE for 15,151,515 common shares for proceeds of $375 offset by a loan to ACE for $206.
         c)  Implementation of the Exit Facility under the GRA.
         d) Implementation, under the GRA, of the purchase of two B747 aircraft with GECC.
         e)  Comprehensive revaluation of assets and liabilities.
         f) The effect of the issuance of the subordinated security promissory notes described in note 9 is also included within the fair value of the obligation for pension benefits as at September 30, 2004.
         g) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles, including certain intangible assets related to the stand alone limited partnerships whose fair value forms part of Air Canada's investment in preferred shares and units as described in note 6, with a fair value of approximately $1,431, with no underlying tax cost, have indefinite lives. Accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.
         h) Liabilities subject to compromise as accrued by Air Canada totaled $7,746. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from those claims related to related parties of Air Canada who were applicants under the CCAA and the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

19.      Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the nine months ended September 30, 2004 amounted to $85 and relate mainly to the payment of professional fees. Reorganization and restructuring items are nil in 2005 as no charges have been recorded in Air Canada. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company.

                                                          Predecessor Company
                                                           Nine Months Ended
                                                           September 30, 2004
                                                        ------------------------

Repudiated and renegotiated leases and contracts (a)         $       442

Labour related items (b)                                             270

Foreign exchange adjustments on compromised debt                     (84)

Professional fees                                                    145

Interest income on accumulated cash (c)                              (17)

Other                                                                  6

                                                        ------------------------
 Reorganization and restructuring items, net                 $       762
                                                        ========================

a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items of $270 during the nine months ended September 30, 2004 include voluntary and involuntary severance programs accruals of $108 as well as $162 of amortization on the estimated compromised claim related to the Predecessor Company's employee groups. Refer to Note 10 Other long-term liabilities for additional information on these and other labour related restructuring provisions.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, is reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

20.      Subsequent Event

Jazz Air Income Fund

ACE, the parent company of Air Canada, completed an initial public offering of the Jazz Air Income Fund on February 2, 2006. As part of this transaction, Air Canada transferred all of its preferred units in Jazz to ACE in exchange for cash consideration of $400 and a promissory note of $83.

Non-unionized Labour Reductions

In February, 2006 ACE announced that certain ACE companies will proceed with the reduction of non-unionized staffing levels by 20%. The non-unionized staff reductions are expected to take place primarily at Air Canada, AC Cargo Limited Partnership, ACGHS Limited Partnership, and ACTS Limited Partnership. The costs of this program will be recorded during the first quarter 2006 once the details of the plan are finalized.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                     -------------------------------------------
                                                    (Registrant)

Date:  May 17, 2006                  By: /s/ Brian Dunne
       -------------------------         ---------------------------------------
                                         Name:  Brian Dunne
                                         Title: Executive Vice-President and
                                                Chief Financial Officer